Video Production Reservation

Cyclodextrin Technologies Development, Inc.
3713 S.W. 42nd Avenue
Gainesville, FL 32608-6581
Phone:  (352) 375-6822
Fax:  (352) 375-8287

C.E. Rick Strattan, CEO/President

	Corporation (GUEST) hereby requests Atlantic Syndication
Network, Inc. (PRODUCER) to reserve the production time identified herein to produce an interview segment with the Guest company which will be edited into a (5) five-minute segment and then scheduled to air on The Stock ShowTM in the regions(s) agreed to by the parties.

Regions of interest include: Northeast and Southeast (to be defined)

Videotaping of the interview is scheduled to take place in Hollywood, California on the following date(s) May 23. Each featured Guest will receive an itinerary 15 days prior to the actual date of production.

Guest agrees to provide within 15 days any logos, charts, displays, slides and/or videotape, etc. to be used during the production of their segment. It's understood that any expenses required for travel, hotel and ground transportation are the responsibility of each Guest.

Guest herein represents that it is not under any existing or pending SEC rulings to jeopardize the integrity of the show and agrees to provide the producer with its current SEC filings and any other requested regulatory documents.

This reservation deposit in the amount of $2,500.00 is non-refundable and will initiate the scheduling of a specific time period for production of the subject video. Each party agrees to complete its respective responsibilities in preparation for the video production as identified herein. This deposit will be applied to Guest production charges of approximately $________________ (Plan ____________) The exact amount due for production will be identified in the Guest Production Agreement. Optional charges for videotape copies or additional services will be billed separately.

In the event Guest does not comply with the requirements and conditions of this Agreement, Guest acknowledges that Producer retains the right to replace Guest with a substitute (another Guest) and this reservation deposit will be forfeited. Any balance or payment due must be paid in full prior to June 30 (or) within 30 days of the actual interview segment videotaping. ANY EXCEPTION TO THIS REQUIREMENT must be in writing and approved by the Producer and the Executive in Charge of Production.

THIS RESERVATION IS VALID ONLY WHEN ACCOMPANIED BY PAYMENT
AND APPROVED BY THE GUEST CORPORATION AND ASNI.

Other conditions:  See attached letter.

Corporation:  CTD, Inc.
Mr. Kent Wyatt
Atlantic Syndication Network, Inc.
6363 Sunset Blvd., Suite 910
Hollywood, CA 90028

Dear Kent:

	Find enclosed the completed and signed reservation form with the deposit check for $2,500.

	This letter is intended to form a part of the above reservation form for the purpose of stating the agreed financial terms we agreed upon:

		(1)	On or before May 9, 1997, CTD will
provide ASNI with 10,000 freely trading shares of CTD's
non-voting common stock.
		(2)	On or before June 30, 1997, CTD will
provide documents granting ASNI the option to purchase 25,000 shares of CTD's non-voting common stock at $1.00 per share.

	I am grateful for the opportunity to bring the story of cyclodextrins to the investing public.
Cyclodextrins promise to make drug therapy more patient-friendly and hazardous waste treatment more nature-friendly.

	I look forward to working with you.

						Sincerely,



						Rick Strattan